Fidelity INVESTMENTS

October 24, 2007

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Rutland Square Trust
Rule 17g Compliance Filing
Notice of Material Changes

To Whom It May Concern:

In compliance with Rule 17g, enclosed are the following documents:

1. In follow up to the previous fidelity bond filing (Accession Number 0001265551-07-000009), attached is a bond endorsement reflecting increased insurance limits to further meet our compliance obligations.

2. In follow up to the previous fidelity bond filing (Accession Number 0001265551-07-000013), attached is a bond endorsement reflecting increased insurance limits to further meet our compliance obligations.

Best regards,

E. Freedman

Eric Freedman
Senior Risk Analyst

FMR LLC
Insurance & Risk Management
82 Devonshire Street V6D
Boston, MA 02109-3614

FEDERAL INSURANCE COMPA

Endorsement No. 5

Bond Number: 82126572

NAME OF ASSURED: PAS INTERNATIONAL FIDELITY FUND OF FUNDS

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUC AMOUN
1. Employee	$ 1,000,000	$ 0
2. On Premises	$ 1,000,000	$ 250,0
3. In Transit	$ 1,000,000	$ 250,0
4. Forgery or Alteration	$ 1,000,000	$ 250,0
5. Extended Forgery	$ 1,000,000	$ 250,0
6. Counterfeit Currency	$ 1,000,000	$ 250,0
7. Threats to Person	$ 1,000,000	$ 250,0
8. Computer System	$ 1,000,000	$ 250,0
9. Voice Initiated Funds Transfer Instruction	$ 1,000,000	$ 250,0
10. Uncollectible Items of Deposit	$ 1,000,000	$ 250,0
11. Audit Expense	$ 25,000	$ 250,0

This Endorsement applies to loss discovered after 12:01 a.m. on February 14, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 27, 2007

ICAP Bond

Form 17-02-1582 (Ed. 5-98)

Page 1

FEDERAL INSURANCE COMPANY

Endorsement No. 6

Bond Number: 82047516

NAME OF ASSURED: FIDELITY RUTLAND SQUARE TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.**

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUC AMOUN
1. Employee	$ 750,000	$ 0
2. On Premises	$ 750,000	$ 250,0
3. In Transit	$ 750,000	$ 250,0
4. Forgery or Alteration	$ 750,000	$ 250,0
5. Extended Forgery	$ 750,000	$ 250,0
6. Counterfeit Currency	$ 750,000	$ 250,0
7. Threats to Person	$ 750,000	$ 250,0
8. Computer System	$ 750,000	$ 250,0
9. Voice Initiated Funds Transfer Instruction	$ 750,000	$ 250,0
10. Uncollectible Items of Deposit	$ 750,000	$ 250,0
11. Audit Expense	$ 25,000	$ 250,0

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond
Form 17-02-1582 (Ed. 5-98) Page 1

Date: July 25, 2007